Exhibit 99.1

Can-Fite Receives Notice of Allowance From U.S. Patent and Trademark Office for Osteoarthritis Drug

Company has been granted osteoarthritis patents in numerous major markets

PETACH TIKVA, Israel, February 4, 2019 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced that it has received a Notice of Allowance from the U.S. Patent and Trademark Office for its patent application titled, “Use of A3 adenosine receptor agonist in the treatment of Osteoarthritis.” This patent addresses methods for treating osteoarthritis with A3 adenosine receptor (A3AR) agonists and has been granted to Can-Fite in major global markets including North and South America, Europe and Asia.

Osteoarthritis is a common joint disease impacting ageing populations and represents an $8 billion global treatment market in 2017 and is expected to rise to $11.6 billion by the end of 2025 according to Persistence Market Research.

Extensive research carried out by Can-Fite’s scientists suggests that A3AR agonists such as Piclidenoson may be useful in the treatment of osteoarthritis. Data on Piclidenoson’s anti-inflammatory effect and prevention of cartilage damage in osteoarthritis, as well as its mechanism of action, were published in the scientific journal Arthritis & Rheumatism.

“The notice of allowance for this patent application is designed to secure Can-Fite’s proprietary rights in a commercially very important and lucrative therapeutic indication,” said Dr. Ilan Cohn, the Company’s Chairman of the Board and Senior Partner of Israel’s largest intellectual property firm, Reinhold Cohn and Partners. “This new patent application adds significant value to Can-Fite’s very extensive and valuable patent estate and may provide the platform for developing Can-Fite’s proprietary A3AR agonists for osteoarthritis, where there is a market need for efficacious and safe drugs.”

About Osteoarthritis

Osteoarthritis is a common joint disease that results from the breakdown of the cartilage of the joints and the deterioration of tendons and ligaments that can lead to pain and inflammation. The disease tends to occur in the hands, spine, hips, knees, and feet. The prevalence rate of osteoarthritis in the United States has been on the rise due to an increasing elderly population and rising rates of obesity. According to the U.S. Centers for Disease Control and Prevention (CDC), over 50 million Americans suffer from arthritis. Osteoarthritis is a top cause of disability in older people according to the American College of Rheumatology. Effective treatment options for osteoarthritis focus on reducing the pain and inflammation in the joints while protecting the joints from further damage.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114